MIGENIX Inc.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

 NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the shareholders of MIGENIX Inc. (the “Company”) will be held at the BC Research Complex, Auditorium, 3650 Wesbrook Mall, Vancouver, British Columbia on Tuesday, September 12, 2006 at 2:00 p.m. (Vancouver time) for the following purposes:

1. To receive the annual report, consisting of the report of the directors, the audited financial statements of the Company for the year ended April 30, 2006 and the report of the auditors thereon;

2. To re-appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

3. To fix the number of directors for the ensuing year at 9;

4. To elect directors for the ensuing year;

5. To consider, and if thought fit, pass an ordinary resolution adopting the MIGENIX 2006 Incentive Stock Option Plan, as more particularly described in the Information Circular. The full text of such resolution is set out in Appendix “A” to the accompanying Information Circular;

6. To consider, and if thought fit, pass an ordinary resolution adopting the MIGENIX Deferred Share Unit Plan, as more particularly described in the Information Circular. The full text of such resolution is set out in Appendix “B” to the accompanying Information Circular; and

7. To transact such further or other business as may properly come before the meeting, or at any adjournment thereof.

Specific details of the above items of business are contained in the Information Circular of management which accompanies this Notice of Meeting and, together with management’s Instrument of Proxy which also accompanies this Notice of Meeting, form a part hereof and must be read in conjunction with this Notice of Meeting.

Shareholders of record at the close of business on July 28, 2006 will be entitled to notice of, to attend and vote at, the meeting.  Shareholders who are unable to attend the meeting in person are requested to read, complete, sign and deliver the enclosed Instrument of Proxy in accordance with the instructions set out therein and in the Information Circular accompanying this Notice of Meeting.

DATED at Vancouver, British Columbia, this 11 thday of August, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“David Scott” Chairman of the Board

MIGENIX Inc.

3650 Wesbrook Mall

Vancouver, British Columbia

Canada  V6S 2L2

INFORMATION CIRCULAR

(Containing information as at August 11, 2006, unless otherwise indicated.)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of MIGENIX Inc. (the “Company”) for use at the Annual and Special General Meeting (the “Meeting”) of the shareholders of the Company to be held on Tuesday, September 12, 2006 at 2:00 p.m. (Vancouver time) at the BC Research Complex, Auditorium, 3650 Wesbrook Mall, Vancouver, British Columbia, and at any adjournments or postponements thereof, for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may also be solicited personally or by telephone by directors, officers, or employees of the Company at nominal cost.  The cost of this solicitation will be borne by the Company.

Because many of the Company’s shareholders are unable to attend the Meeting in person, the Board of Directors (the “Board”) solicits proxies by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting.  Shareholders who expect to be unable to attend the Meeting in person should:

(a) read this Information Circular carefully;

(b) specify their choice on each matter by marking the appropriate box on the enclosed Instrument of Proxy; and

(c) sign, date and return the Instrument of Proxy to the Company’s Registrar and Transfer Agent, Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (facsimile 604-689-8144), before 2:00 p.m. (Vancouver  time) on Friday, September 8, 2006.

To be valid, the Instrument of Proxy must be dated and signed by the shareholder or by the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, either under seal of the corporation or by a duly authorized and appointed officer, attorney or representative of the corporation, and returned to the Company’s Registrar and Transfer Agent as set out above, or, subject to the discretion of the Chairman of the Meeting, as to any matter in respect of which a vote shall not have already been cast at the Meeting, by delivering the Instrument of Proxy to the Chairman of the Meeting on the day of the Meeting, or at any adjournments or postponements thereof.  If the Instrument of Proxy is executed by an attorney for an individual shareholder or by an officer, attorney or representative of a corporate shareholder, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, must accompany the Instrument of Proxy.

APPOINTMENT AND VOTING OF PROXIES

A SHAREHOLDER HAS THE RIGHT TO APPOINT ANOTHER PERSON OR COMPANY TO ATTEND AND ACT ON THE SHAREHOLDER’S BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY.  TO EXERCISE THIS RIGHT, A SHAREHOLDER SHOULD STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF THE SHAREHOLDER’S NOMINEE IN THE BLANK SPACE PROVIDED.  A PERSON OR COMPANY APPOINTED AS A PROXYHOLDER NEED NOT BE A SHAREHOLDER OF THE COMPANY.  THE SHARES REPRESENTED BY THE INSTRUMENT OF PROXY WILL, IF THE INSTRUCTIONS CONTAINED IN THE INSTRUMENT OF PROXY ARE CERTAIN AND IF THE INSTRUMENT OF PROXY IS DULY COMPLETED AND DELIVERED AND HAS NOT BEEN REVOKED, BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR, AND WHERE THE SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE. UNLESS OTHERWISE INDICATED BY THE SHAREHOLDER, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED IN THE INSTRUMENT OF PROXY.

The enclosed Instrument of Proxy confers upon the proxy holder discretionary authority to vote all shares represented by the Instrument of Proxy with respect to amendments or variations to matters identified in the Notice of Meeting or any other matter that properly comes before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed Instrument of Proxy solicited hereby to vote in accordance with their best judgment on such matters of business.  At the time of printing this Information Circular, the management of the Company knows of no such amendment, variation or other matter to come before the Meeting.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder, or by the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, delivered to the registered office of the Company at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting, or any adjournments or postponements thereof, or to the Chairman of the Meeting before any vote in respect of which the Instrument of Proxy is to be used shall have been taken, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

NOTICE TO BENEFICIAL OWNERS

A shareholder whose shares are registered in the name of a third party, such as a brokerage firm, securities dealer, trust company, bank or other similar intermediary is generally referred to as a “non-registered shareholder”.  Such non-registered shareholders, if instructions have been provided to the intermediary, will receive a package from the intermediary containing either: (i) a request for voting instructions from the non-registered shareholder; or (ii) a form of proxy which may be signed by the intermediary and specify the number of shares beneficially owned by the non-registered shareholder, but is otherwise uncompleted.  If a non-registered shareholder who receives one of the above forms wishes to vote in person at the Meeting, the non-registered shareholder should strike out the names of management’s representatives named in the form of proxy and insert the non-registered shareholder’s name in the blank space provided.  In either case, non-registered shareholders should carefully follow the instructions of their intermediary with respect to the procedures for voting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At the close of business on July 28, 2006, 74,299,148 common shares without par value in the capital stock of the Company (each a “Common Share”) were issued and outstanding, each such share carrying the right to one vote at the Meeting.  There are no other classes of voting securities outstanding.  Only those holders of record of Common Shares on July 28, 2006 are entitled to vote at the Meeting.  Holders of the Redeemable, Convertible Preferred shares, Series A, the Redeemable, Convertible Preferred shares, Series B, the Redeemable, Convertible Preferred shares, Series C, the Redeemable, Convertible Preferred shares, Series D and the Redeemable, Convertible Preferred shares, Series E of the Company are entitled to receive notice of and be invited to attend but not vote at the Meeting.

As at July 28, 2006, to the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, greater than 10% of the voting rights attached to any class of voting securities of the Company other than the following:

Name of Beneficial Owner	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised	Percentage of Outstanding Common Shares
BVF Partners, L.P. and related investment funds	8,200,000	11.0%

SETTING NUMBER OF DIRECTORS

The Board is currently comprised of eight persons. At the Meeting, shareholders will be called upon to approve an ordinary resolution setting the number of directors of the Company at 9.

A simple majority of the votes cast at the Meeting are required to fix the number of directors at 9.

ELECTION OF DIRECTORS

Directors are elected by a plurality of votes cast at the Meeting, which means that those nominees for election to the Board of Directors who receive the largest number of favourable votes will be elected as directors of the Company, up to the maximum number of directors fixed by the shareholders at the Meeting.

In accordance with the Articles of the Company and the Business Corporations Act (British Columbia), each director holds office until the next annual general meeting or until their successor is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or such director becomes disqualified to act as a director pursuant to the Business Corporations Act (British Columbia).

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AS NOMINEES OF MANAGEMENT, ALL AS MORE PARTICULARLY SET ON IN THE TABLE BELOW.  IN THE UNANTICIPATED EVENT THAT A NOMINEE IS UNABLE TO, OR DECLINES TO SERVE AS A DIRECTOR AT THE TIME OF THE MEETING, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY WILL VOTE TO ELECT ANOTHER NOMINEE IF PRESENTED OR TO REDUCE THE NUMBER OF DIRECTORS ACCORDINGLY, IN THEIR DISCRETION. AS OF THE DATE OF THIS INFORMATION CIRCULAR, THE BOARD IS NOT AWARE OF ANY NOMINEE WHO IS UNABLE TO OR WHO INTENDS TO DECLINE TO SERVE AS A DIRECTOR, IF ELECTED.

Information on Management Nominees for Directors

The following table sets forth the name of each person proposed to be nominated by management for election as a director, the province/state and country in which the nominee is ordinarily resident, all offices of the Company now held by the nominee, the period of time for which the nominee has been a director of the Company, and the number of Common Shares beneficially owned by the nominee, directly or indirectly, or over which he exercises control or direction, as at the date hereof:

Name and Residence of Nominee	Present Position with the Company	Date Appointed as a Director	Common Shares Owned
DAVID SCOTT British Columbia, Canada	Chairman of the Board and Director(1)(2)	September 7, 2000	50,000
JAMES DEMESA, M.D. Florida, USA	President, Chief Executive Officer and Director	October 1, 2001	95,000
MICHAEL J. ABRAMS, Ph.D. Washington, USA	Nominee for Director	n/a(5)	1,000
RICHARD W. DEVRIES, LL.B. Freeport, GBI, The Bahamas	Director(2)(3)	September 6, 2005	4,725,400
ALISTAIR DUNCAN, JR., CA British Columbia, Canada	Director(1) (3)	September 8, 2004	2,500
STEVEN GILLIS, Ph.D. Washington, USA	Director(1)	August 1, 1996	10,000
COLIN R. MALLET British Columbia, Canada	Director(2)(3)	December 8, 1995	20,000
WALTER H. MOOS, Ph.D. California, USA	Director	August 31, 2004	95,955(4)
W. KEITH SCHILIT, Ph.D. Florida, USA	Director(3)	November 18, 2004	10,000

(1) Denotes a member of the Company’s Compensation Committee. Mr. Scott chairs the Committee.

(2) Denotes a member of the Company’s Corporate Governance and Nominating Committee. Mr. Mallet chairs the Committee.

(3) Denotes a member of the Company’s Audit Committee. Mr. Duncan chairs the Committee.

(4) Dr. Moos also holds 66,000 Series E Preferred shares (held in escrow) which entitle him to receive up to US$66,000 in Common Shares or cash (at the Company’s option) following the achievement of certain milestones. The Series E Preferred shares were issued as part of the acquisition of MitoKor Inc. on August 31, 2004.

(5) Dr. Abrams served as a director from July 2, 2003 to January 6, 2006.

Set out below are profiles of management’s nominees for directors of the Company, including particulars of their principal occupations for the past five years.

DAVID SCOTT, MBA, Chairman of the Board and Director.  David Scott of Vancouver, Canada has served on the Board since 2000.  A graduate of the Ivey School of Business at the University of Western Ontario, he has spent over 30 years in the investment management field and as a corporate director.  He founded, built and sold Scotiafund Financial Services Inc., a mutual fund management company. Mr. Scott is the former Chairman of the British Columbia Life Sciences Fund.  He played a key role in the founding of AnorMED Inc., a British Columbia-based biotechnology company and served as its Chairman from 1996 to 2006.  Mr. Scott was a Founding Director of the Academy of Chief Executives of Technology Companies.

JAMES M. DEMESA, MD, MBA, President, Chief Executive Officer and Director.  Dr. DeMesa became President & Chief Executive Officer and a director of the Company on October 1, 2001.  Dr. DeMesa has served as a senior executive with several international biomedical companies in the areas of corporate management, pre-clinical and clinical pharmaceutical and medical device product development.  Prior to joining the Company, Dr. DeMesa was the President & Chief Executive Officer and a director of GenSci Regeneration Sciences Inc. a public orthobiologics company.  From 1992 to 1996 he was Vice President, Medical and Regulatory Affairs at Biodynamics International, Inc. and from 1989 to 1992, was Vice President of Clinical and Regulatory Affairs at Bentley Pharmaceuticals. Dr. DeMesa is a director of Stem Cell Therapeutics in Calgary and a co-founder of CommGenix, a medical education company in Florida. He attended the University of South Florida where he received his bachelor’s degree in chemistry and his graduate M.D. and MBA degrees.

MICHAEL J. ABRAMS, PH.D., Nominee for Director. Michael Abrams, of Custer, Washington, USA, served on the Board from July 2003 to January 2006. Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984 he joined Johnson Matthey PLC (together with its affiliates, “JM”) and in 1991, was promoted to Manager, Biomedical Research, worldwide for JM. In June 1996, Dr. Abrams established the Canadian venture backed financing of AnorMED Inc. and served as AnorMED’s President & CEO and a director until May 2006. He is an inventor on the patents that led to the development of the Bristol-Myers Squibb technetium-99m heart imaging agent, Cardiolite®, and is a co-inventor on several products currently in clinical trials. He is also a named inventor on an additional 31 patents, and 17 patent applications, and has authored over 60 scientific articles. Dr. Abrams currently serves as a Director on the board of an early stage technology company. He is also an Adjunct Professor at the University of British Columbia. Dr. Abrams graduated magna cum laude from Bowdoin College in Brunswick, ME in 1978 and subsequently received a Ph.D. in chemistry from the Massachusetts Institute in Technology in 1983.

RICHARD W. DEVRIES, B. Comm, LL.B., Director.  Richard W. DeVries of Freeport, GBI, The Bahamas, has served on the Board since September 2005. Mr. DeVries has numerous business interests, including serving as director and an officer of various public and private companies. Mr. DeVries’ primary business interests are: as Chairman of the Board and a Director of Call Genie Inc.; Chairman, President and a director of Exceed Capital Holdings Ltd.; Vice President Investments and a director of International Benefits Management Corporation; a director of CPI Crown Properties International Corporation; a director of Pacific Lottery Corporation; a director of Tallagium Corporation; a director Petro-Reef Resources Ltd.; a director of Headplay, Inc.; a director of Conversion Works, Inc. and a director of Iris Medical Technologies Inc. Mr. DeVries has a Bachelor of Commerce Degree (1974) as well as a Bachelor of Law Degree (1977), both from the University of Alberta. In addition to being an active member in good standing of the Law Society of Alberta since 1977, Mr. DeVries is also a member of the Calgary Bar Association and the Canadian Bar Association.

ALISTAIR DUNCAN JR., BSC., CA, Director. Alistair Duncan of Vancouver, Canada was elected to the Board on September 8, 2004. Mr. Duncan co-founded Chromos Molecular Systems Inc. (“Chromos”) in 1996, has served as Chromos’s President & CEO since July 1999   and served as Chromos’s Vice-President and Chief Operating Officer until July 1999. Prior to joining Chromos, Mr. Duncan was a Principal with the Ernst & Young Corporate Finance and International Life Sciences Group. Mr. Duncan is a director of Agrisoma Biosciences Inc. (a Chromos spin-out company). Mr. Duncan also serves as a director (past Chair) of the Michael Smith Foundation for Health Research, a director (past Chair) of the BC Technology Industry Association, and is a past director and past Chair of Leading Edge BC. Mr. Duncan is a Chartered Accountant and received a B.Sc. degree in Biochemistry from the University of British Columbia.

STEVEN GILLIS, PH.D., Director.  Steven Gillis of Seattle, Washington, USA, has served on the Board since August 1996. In August, 2005 Dr. Gillis joined ARCH Venture Partners, as a venture partner focused on the evaluation of new life science technologies and the development and growth of ARCH’s biotechnology portfolio companies. Dr. Gillis was a founder and director of Corixa Corporation and served as its Chief Executive Officer from inception (October 1994) and as its Chairman from January of 1999, until July 2005 when Corixa was acquired by GlaxoSmithKline. Dr. Gillis was a founder of Immunex Corporation, a biotechnology company, which was later acquired by Amgen Inc.. From 1981 to 1994 Dr. Gillis held various senior executive positions with Immunex including: President, Chief Executive Officer, Chairman, Chief Scientific Officer and Executive Vice President and Director of Research and Development. Dr. Gillis is also a Director of Genesis Research and Development, Ltd. of New Zealand. Dr. Gillis is an immunologist by training with over 300 peer-reviewed publications in the areas of molecular and tumor immunology. Dr. Gillis graduated from Williams College with a B.A. in Biology and English and received his Ph.D. in Biological Sciences from Dartmouth College.

COLIN R. MALLET, BA, Director.  Colin Mallet of Vancouver, British Columbia, has served on the Board since December 1995.  He currently serves as the Chair of MIGENIX’s Corporate Governance and Nominating Committee and is a member of the Audit Committee.  He is a professional director with extensive commercial experience in the pharmaceutical / biotech industry. He has held senior executive positions in the pharmaceutical industry in UK, Switzerland, Sweden, S.E. Asia and Canada. He was President and CEO of Sandoz Canada Inc. (now Novartis) for 7 years and is a past Chair of the Canadian Association of Research-based Pharmaceutical Companies. He has served as a consultant on global pharmaceutical marketing to  several major pharmaceutical companies and has been a director of more than a dozen biotech companies at various stages of development. He currently serves on the boards of three public biotech companies, Axcan Pharma Inc., Methylgene Inc., and MIGENIX Inc., and is Chair of the Corporate Governance committees for each of these companies. He holds a B.A. (Econ.) from Cambridge and is a graduate of both the Harvard Advanced Management Program and the Canadian ICD Corporate Governance College (ICD.D).

WALTER H. MOOS, PH.D., Director. Walter Moos of Oakland, California, USA, joined the Board on August 31, 2004 following the Company’s acquisition of MitoKor Inc. and also serves as the Stockholders’ Agent for the former MitoKor stakeholders under the Exchange and Escrow Agreement entered into as part of the acquisition of MitoKor. During the period September 1, 2004 to February 28, 2005, Dr. Moos was also a consultant to the Company working on the integration and management of MitoKor. Dr. Moos joined SRI International, a non-profit research institute, in March 2005 as Vice President of the Biosciences Division, and was Chairman and CEO of MitoKor from January 1997 to August 2004. From 1991 to 1997, he was an executive officer with Chiron Corp., and last held the position of Vice President of R&D in the Technologies Division. From 1982 to 1991, Dr. Moos held several positions at the Parke-Davis Pharmaceutical Research Division of Warner-Lambert Co., last holding the position of Vice President, Neuroscience and Biological Chemistry. Dr. Moos currently serves on the boards of directors of Rigel Pharmaceuticals, Inc., the Keystone Symposia, the Critical Path Institute, and has previously served on the boards of Alnis BioSciences, Inc., Anterion Therapeutics, Inc., Axiom Biotechnologies Inc, Chiron Mimotopes Peptide Systems, Mimotopes Pty. Ltd., Oncologic, Inc., Onyx Pharmaceuticals, Inc, and the Biotechnology Industry Organization.  He is a founding member of the CEO Council, advisors to Red Abbey Venture Partners LLC.  Dr. Moos has edited several books, helped to found multiple journals, and has over 100 published manuscripts and patents. In addition, he has held adjunct faculty positions at the University of Michigan, Ann Arbor, and since 1992 at the University of California, San Francisco, and has served on several academic and related advisory committees. Dr. Moos holds an A.B. from Harvard University and received his Ph.D. in chemistry from the University of California, Berkeley, in 1982.

W. KEITH SCHILIT, PH.D., Director. W. Keith Schilit of Tampa, Florida, USA, has served on the Board since November 2004. Dr. Schilit is an accomplished entrepreneur, venture capitalist, strategic and general corporate advisory consultant, author, and lecturer. He is an internationally recognized expert in the areas of raising capital for, managing, and investing in growth businesses and has been featured in The Wall Street Journal, Business Week, The New York Times, USA Today, Inc., Success, and over 300 other publications, as well as on over 100 TV and radio broadcasts. Dr. Schilit is the author of five recent books on venture capital, IPOs, and emerging growth ventures. He is an expert in the area of corporate governance and has been an active member of the board of directors of several private and public companies and has served as chairman of an executive committee, compensation and benefits committee and on the audit committees of several private and public companies. Dr. Schilit holds an MBA & Ph.D. in strategic planning from the University of Maryland and has been on the faculties of Keio University (Harvard’s sister university in Tokyo) and Syracuse University.

Corporate Cease Trade Orders or Bankruptcies

Richard W. DeVries

Mr. DeVries was corporate secretary of FSPI Technologies Corp. ("FSPI") from August 1996 to June 2002. In September 1999, the Alberta Securities Commission (the "ASC") issued a cease trade order suspending trading of the securities of FSPI as a result of deficiencies in its audited annual financial statements. FSPI was delisted from the Alberta Stock Exchange (a predecessor to the TSX Venture Exchange) on May 31, 2000 (the TSX Venture Exchange and its predecessors, the Alberta Stock Exchange and the Canadian Venture Exchange, are hereinafter referred to as the "Exchange").

On July 6, 2001, the ASC issued an interim cease order against Advanced Vision Systems Corp. for failure to file required financial information, as did the British Columbia Securities Commission (the "BCSC") shortly thereafter (the "Financial Statement Orders"). The Exchange also issued a bulletin on July 6, 2001, suspending the trading of shares of Advanced Vision Systems Corp. (the "Trading Suspension"). The Financial Statement Orders were subsequently revoked by the ASC and the BCSC, following the filing of the relevant information. This revocation of the Financial Statement Orders was confirmed on March 5, 2002 by the Exchange, at which time the Exchange advised that the Trading Suspension would not be revoked by the Exchange until Advanced Vision Systems Corp. met the Exchange's requirements for securities trading on the Exchange. On March 10, 2004, Advanced Vision Systems Corp. was transferred to the NEX board of the TSX Venture Exchange.

Penalties or Sanctions

Richard W. DeVries

In 1999, Mr. DeVries was subject to an administrative action of the ASC. The ASC found that Mr. DeVries had failed to act in the best interests of an issuer and further acknowledged that by acting as a director of an issuer, he was not in a position to provide independent legal advice to the issuer. On October 21, 1998, CPI Crown Properties International Corporation ("Crown Properties") caused a loan (the "Loan") to be made to Syndico Capital Inc. ("Syndico") contrary to Section 6.1 of Rule 46-501 ("Rule 46-501") of the rules of the ASC (the “Rules”). The Loan was made by Crown Properties relying upon the advice of Mr. DeVries, who incorrectly advised Crown Properties that the Loan would not contravene the Rules. Upon Crown Properties being notified that it had breached Rule 46-501, it caused Syndico to immediately repay the Loan, which occurred on March 3, 1999. Mr. DeVries acknowledged to the ASC that in providing his advice, he failed to act in the best interests of Crown Properties and further acknowledged that by acting as a director of Crown Properties, he was not in a position to provide independent legal advice to Crown Properties. Mr. DeVries paid an administrative penalty to the ASC as well as all costs of the investigation. Crown Properties paid no costs nor was it subject to any penalty. Mr. DeVries was also required to complete the success workshop operated by the Exchange, which he successfully completed.

Compensation of Directors

Cash Compensation

With the exception of David Scott, the Company’s directors who are not executive officers receive a retainer fee of $10,000 per year, pro-rated for any partial year of service and payable quarterly.  In addition, such directors receive $1,000 for each Board meeting attended in person (or $500 per teleconference) and $500 for each committee meeting attended in person (or $250 per teleconference).  Committee chairpersons are paid an additional $250 for each committee meeting attended in person (or $125 per teleconference). Richard DeVries, Alistair Duncan, Steven Gillis, Colin Mallet, Walter Moos and Keith Schilit are currently compensated on the preceding basis. Michael Abrams will be compensated on this basis upon his election to the Board.  Pursuant to a consulting agreement entered into as part of the August 2004 MitoKor acquisition, as of March 1, 2005, Dr. Moos may also receive US$200 per consulting hour in addition to the non-executive director compensation described above. During the financial year ended April 30, 2006 there were no consulting services rendered by Dr. Moos. For the period September 1, 2004 to February 28, 2005, Dr. Moos was compensated at a rate of US$12,500 per month pursuant to the consulting agreement and did not receive the non-executive director compensation described above.

David Scott is paid a fixed fee of $1,667 per month for his services as a director (effective September 1, 2003, $833 of this $1,667 per month is being deferred pursuant to a compensation deferral arrangement as part of the Company’s cash management program; as of April 30, 2006 the cumulative amount of deferred compensation payable to Mr. Scott is $26,667) and an additional $5,000 per month in his capacity as Chairman of the Company (prior to August 1, 2005 this was $6,667; as of August 1, 2005 Mr. Scott volunteered to take the reduction in his compensation as one of the cash conservation steps taken by the Company).  In June 2006 the Company elected to end the compensation deferral arrangement and Mr. Scott was paid his deferred compensation for the period November 1, 2005 to June 15, 2006, leaving deferred compensation of $21,667 in respect of the period September 1, 2003 through October 31, 2005 as being deferred and payable to Mr. Scott.

Total fees to non-executive directors for the year ended April 30, 2006 were $185,040 (2005: $270,059) inclusive of the deferred compensation payable to Mr. Scott.

For a discussion of Dr. DeMesa’s compensation see “EXECUTIVE COMPENSATION – Compensation of the Chief Executive Officer”.

Equity Compensation

The Company also grants options to directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors of the Company and to closely align the personal interests of such persons to those of the shareholders.  Directors who are not executive officers or representatives of any shareholder group receive 40,000 options upon their initial appointment or election to the Board and thereafter receive 7,500 options annually upon their re-election to the Board at the Company’s Annual General Meeting. Options granted to Directors are priced at market in accordance with the terms of the Company’s incentive stock option plans, vest upon grant and are exercisable for a term of five years.  Richard DeVries, Alistair Duncan, David Scott, Steven Gillis, Keith Schilit and Colin Mallet are currently compensated on the preceding basis. Michael Abrams will be compensated on this basis upon his election to the Board. Walter Moos was granted an option to purchase 250,000 Common Shares on the date of the definitive agreement to acquire MitoKor of which 150,000 vest over three years commencing upon completion of the acquisition (which occurred on August 31, 2004) and the remaining 100,000 vest upon the achievement of certain milestones. Dr. Moos will be eligible to participate in the annual grant of 7,500 options upon re-election to the Board (as described above) after August 31, 2007.

On May 22, 2006 Mr. Scott was granted an option to purchase 6,000 Common Shares at $0.55 per Common Share vesting immediately. This option grant was in recognition of his participation in the 10% compensation deferral arrangement implemented in September 2003 and ended in June 2006.

On September 12, 2002, the Compensation Committee of the Board and the Board approved an amendment to the Company’s 2000 Incentive Stock Option Plan which placed a limit on the aggregate number of options held at any one time by the Company’s non-management directors.  As a result, the Common Shares represented by unexercised options held at any one time by non-management directors may not exceed, in the aggregate, 2% of the Company’s total issued and outstanding Common Shares.

Directors’ and Officers’ Liability Insurance

The Company maintains directors’ and officers’ liability insurance coverage through a policy covering the Company and its subsidiaries which has an annual aggregate policy limit of US$3,000,000, subject to a corporate deductible of US$50,000 per loss (deductible increases to US$150,000 for securities claims).

EXECUTIVE COMPENSATION

Report on Executive Compensation

Composition of the Compensation Committee

The Compensation Committee of the Board consists of David Scott (the chair), Steven Gillis and Alistair Duncan, all of whom are independent directors of the Company.

The Compensation Committee is responsible for making recommendations to the Board regarding the compensation to be paid to directors, the Chief Executive Officer and each of the other executive officers of the Company and for reviewing and making recommendations with respect to compensation policies and programs generally including; reviewing compensation levels, reviewing corporate and individual objectives, reviewing performance against objectives and the granting of options under the Company’s incentive stock option plans.

Objectives

The objectives of the Company’s compensation policies and programs for executive officers are to:

(a) recruit and retain executive officers of a high calibre;

(b) motivate and reward executive officers for the achievement of significant corporate objectives; and

(c) align the interests of executive officers with the interests of shareholders and the intermediate and long term objectives of the Company.

Executive Compensation Policies and Programs

The Company’s compensation policies and programs for executive officers currently consist of a base salary, results compensation (i.e. performance bonus), stock options, benefit programs generally available to all employees of the Company and other customary employment benefits.  As a general rule for establishing compensation for executive officers, the Compensation Committee considers the executive’s performance, experience and position within the Company, Canadian and American industry compensation surveys and the recommendations of the Chief Executive Officer, or in the case of the Chief Executive Officer, the recommendation of the Chairman of the Board.  The Compensation Committee uses its discretion to set compensation for executive officers at levels warranted by external, internal and individual circumstances.  Compensation of executive officers of the Company is generally reviewed on an annual basis.

The Company’s results compensation program, which is generally applicable to all employees of the Company, has been designed to focus and reward executive officers and other employees, on the achievement of annual corporate objectives which are in turn, intended to lead to the achievement of longer term goals.  Corporate objectives are established on an annual basis as part of the annual operating plan and budgeting process and are used to assess the performance of the Chief Executive Officer, the other executive officers and the performance of the Company as a whole. The Compensation Committee and the Board review and approve the annual corporate objectives. For the financial year ended April 30, 2006, there were 5 primary corporate objectives, each carrying a weighting relative to 100% (range was 10% to 25% per corporate objective). Individual/functional objectives are also established annually for all executive officers.

For the financial year ended April 30, 2006, the potential results compensation for the Chief Executive Officer was up to 45% of his annual base salary and for each vice president of the company was up to 25% of their annual base salary.  Their results compensation is increased or decreased by up to 20% based on the change in the Company’s Common Share price over the financial year.  The Compensation Committee reviews and the Board approves the results compensation of the Chief Executive Officer, all of the vice presidents and the total payouts pursuant to the results compensation program.

The components of the incentive-based compensation program are primarily annual. Stock options are awarded based on the achievement of annual corporate objectives but through vesting provisions provide employees with a long term incentive to achieve results and remain with the Company. Options for executive officers are initially granted at the commencement of employment with vesting provisions such that the number of options that may be exercised by the executive increases with the passage of time (generally over a period of three years).  Options are exercisable for a period of five years from the date of vesting.  Option grants for all employees are reviewed by the Compensation Committee on an annual basis.  In determining the annual grant of options to all employees including executives, the Company has established ranges which take into account the initial option grant upon commencement of employment, option grants for promotion and industry/competitive information.  Additionally, the percentage of corporate objectives achieved during the year and the result of the employee’s performance review are factored into the amount of the annual option grant to each employee.

As part of the Company’s cash conservation measures base salary reviews were not performed in respect of the financial year ended April 30, 2005 for any employees.  In recognition of this, the Company granted to all employees, except the President & CEO (see “Compensation of the Chief Executive Officer – Stock Options”), the maximum number of options allowed under the ranges established for annual option grants (grant date was June 15, 2005). Base salary reviews were performed for all employees as of May 1, 2006. Additionally, several executive officers had base salary increases as of May 1, 2004 that were not made effective at that time and in June 2006 these increases were made effective retroactive to May 1, 2004. Such retroactive increases are included in the employees’ compensation for the financial year ended April 30, 2006.

Compensation of the Chief Executive Officer

For the financial year ended April 30, 2006, Dr. DeMesa’s compensation included a base salary, results compensation based on the achievement of corporate objectives, stock options and other customary employment benefits.

The Compensation Committee reviews Dr. DeMesa’s compensation annually and considers his performance, recommendations from the Chairman of the Board and reference to industry compensation surveys.  Specifically, the Compensation Committee considers the following when reviewing Dr. DeMesa’s compensation:

• compensation information for Chief Executive Officers of other Canadian public biotech companies collected by the Company;

• survey results for Chief Executive Officers of other Canadian biotech companies; and

• survey results for Chief Executive Officers of U.S. biotech companies adjusted for foreign currency and tax rate differences.

Dr. DeMesa’s performance against individual objectives and corporate objectives approved by the Board is measured semi-annually.

Base Salary

Dr. DeMesa’s base salary is reviewed by the Compensation Committee on an annual basis following the end of the Company’s fiscal year. Dr. DeMesa’s base salary was set at $440,000 per year effective May 1, 2003.  Effective September 1, 2003, Dr. DeMesa volunteered to participate in a 10% deferral of his base salary as part of the Company’s cash management program (as at April 30, 2006 the cumulative amount of Dr. DeMesa’s base salary deferral is $117,333; and payout of the deferral will be considered as the financial position of the Company improves). No change was made to Dr. DeMesa’s base salary for the financial year commencing May 1, 2004 following a review by the Compensation Committee. The annual review of Dr. DeMesa’s base salary for the year commencing May 1, 2005 was not completed, as the Board approved a 20% voluntary reduction in his base salary effective August 1, 2005 as one of the cash conservation steps taken by the Company. This 20% reduction in base salary remains in effect. No change was made to Dr. DeMesa’s base salary for the financial year commencing May 1, 2006 following a review by the Compensation Committee. Dr. DeMesa’s current base salary, after giving effect to the 20% reduction, is $352,000 per annum which is paid in US dollars as US$303,920 based on an exchange rate of 1.1582. The exchange rate used in the calculation of Dr. DeMesa’s base salary is adjusted semi-annually to the average exchange rate for the prior six months. For the period August 1, 2005 to April 30, 2006 Dr. DeMesa’s base US dollar salary was US$287,770 calculated at an exchange rate of 1.2232.

For purposes of results compensation and any termination payments, Dr. DeMesa’s former base salary of $440,000 remains applicable.

In June 2006 the Company elected to end the base salary deferral arrangement and Dr. DeMesa was paid deferred compensation for the period November 1, 2005 to June 15, 2006, leaving deferred compensation of $95,333 in respect of the period September 1, 2003 through October 31, 2005 as being deferred and payable to Dr. DeMesa.

Cash Incentive Compensation

For the financial year ended April 30, 2006: (i) the potential results compensation for Dr. DeMesa was up to 45% of his annual base salary; (ii) the Compensation Committee determined that corporate objectives with a weighting of 35% (out of potential 100%) were achieved; and (iii) the Company’s share price decreased by 28% and thus, Dr. DeMesa’s results compensation was decreased by 4% on account of the decrease in the Company’s Common Share price. Based on the forgoing Dr. DeMesa’s results compensation for the financial year ended April 30, 2006 was US$54,388. In recognition of Dr. DeMesa’s 20% salary reduction and his participation in the 10% base salary deferral program, Dr. DeMesa was eligible to earn additional results compensation for the financial year ending April 30, 2006 of up to approximately $200,000 based on significantly strengthening the Company’s financial position. This objective was not achieved and no additional results compensation was awarded to Dr. DeMesa for this objective.

Stock Options

Dr. DeMesa was granted an option on May 17, 2005, in respect of the financial year ended April 30, 2005, to purchase 200,000 Common Shares at $0.50 per Common Share with 50,000 options vesting immediately and 50,000 options vesting on each of May 17, 2006, May 17, 2007 and May 17, 2008. In recognition of the 20% voluntary reduction in Dr. DeMesa’s base salary, no salary review for the year and continuation of the 10% base salary deferral this option grant was higher than what otherwise would have resulted based on the corporate objectives achieved for the year and the Company’s formal review process.

On May 22, 2006 Dr. DeMesa was granted an option to purchase 27,000 Common Shares at $0.55 per Common Share vesting immediately. This option grant was in recognition of his participation in the 10% base salary deferral arrangement implemented in September 2003 and ended in June 2006. Other executive officers who participated in the 10% salary deferral arrangement received a similar (smaller) option grant.

 Dr. DeMesa was granted an option on June 27, 2006 (in respect of the financial year ended April 30, 2006) to purchase 37,500 Common Shares at $0.46 per Common Share with 9,375 options vesting immediately and 9,375 options vesting on each of June 27, 2007, June 27, 2008 and June 27, 2009. This option grant is consistent with the methodology adopted for all other executive officers and employees of the Company for the financial year ended April 30, 2006 being: (i) a results-based method that reflects the percentage of corporate objectives achieved and the Company’s formal performance review process and (ii) vesting provisions of 25% on the date of grant and 25% annually on each of the 1st, 2nd and 3rd anniversaries of the date of grant.

SUBMITTED BY THE COMPENSATION COMMITTEE:

David Scott

Steven Gillis

Alistair Duncan

Share Price Performance Graph

The graph below compares cumulative total shareholder return of the Common Shares for the period commencing April 30, 2001 through April 30, 2006, with the total cumulative return of the S&P/TSX Composite Index over the same period.  The Common Shares have traded on The Toronto Stock Exchange throughout this period.

	Apr-01	Apr-02	Apr-03	Apr-04	Apr-05	Apr-06
MIGENIX Inc.	100	29.68	32.58	37.42	19.35	13.87
S&P/TSX Composite Index	100	96.44	82.88	103.74	117.90	154.71

Note: This chart assumes that $100.00 was invested on April 30, 2001 in the Company and in the S&P/TSX Composite Index.

Summary Compensation Table

The following table sets forth the compensation paid during the periods indicated to the individuals who during the financial year ended April 30, 2006 were the Chief Executive Officer; the Chief Financial Officer and each of the three other most highly paid executive officers of the Company whose total salary and bonus was $150,000 or more for the financial year ended April 30, 2006 (collectively, the “Named Executive Officers”):

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options Granted (#)	All Other Compensation ($)
James DeMesa President and Chief Executive Officer	2006	$374,000(1)	$66,839	$3,689	200,000(3)(4)	Nil
	2005	$440,000(1)	$22,770	$23,084	52,500	$8,700(5)
	2004	$440,000(1)	$126,760	$20,582	35,000	Nil
Arthur J. Ayres Senior Vice President, Finance and Chief Financial Officer	2006	$187,917(1)(2)	$15,786	Nil	230,000(3)(4)	Nil
	2005	$175,000(1)	$5,031	Nil	15,000	Nil
	2004	$175,000(1)	$19,500	Nil	15,000	Nil
Jacob J. Clement Senior Vice President, Science & Technology and Chief Science Officer	2006	$330,000(1)	$28,060	Nil	30,000(3)(4)	Nil
	2005	$330,000(1)	$9,488	Nil	18,000	Nil
	2004	$330,000(1)	$40,856	Nil	13,500	$3,400(5)
Neil Howell Vice President, Research (San Diego)	2006	US$175,833	US$15,075	Nil	30,000(4)	Nil
	2005	US$116,667(6)	US$8,333	Nil	100,000	Nil
	2004	N/A	N/A	N/A	N/A	N/A
William Milligan Senior Vice President, Corporate Development and Chief Business Officer	2006	$275,000(1)(2)	$21,360	Nil	30,000(3)(4)	$Nil
	2005	$225,000(1)	$6,469	Nil	15,000	$Nil
	2004	$225,000(1)	$25,889	Nil	15,000	$16,500(5)

(1) Effective September 1, 2003, each of these executives agreed to participate in a 10% deferral of their base salary as part of the Company’s cash management program.  Included in the annual salary figures above pursuant to the 10% deferral program are the following amounts which have been held back for the financial years ended April 30, 2006, April 30, 2005 and April 30, 2004 and are included in the Company’s accounts payable and accrued liabilities as at April 30, 2006: James DeMesa – 2006: $44,000; 2005: $44,000; and 2004: $29,333; Arthur Ayres – 2006: $17,500; 2005: $17,500; and 2004: $11,667; Jacob Clement – 2006: $33,000; 2005: $33,000; and 2004: $22,000; William Milligan – 2006: 22,500; 2005: $22,500; and 2004: $15,500. In June 2006 the Company elected to end the program and deferred compensation for the period November 1, 2005 to June 15, 2006 was paid out to the participants.

(2) Includes retroactive base salary increase for the period May 1, 2004 to April 30, 2006: Mr. Ayres: $10,000; Mr. Milligan $50,000.

(3) Excludes options granted on May 22, 2006 for the purchase of common shares in respect of the executive’s participation in the 10% salary deferral arrangement: James DeMesa - 27,000; Arthur Ayres - 11,000; Jacob Clement - 20,000; and William Milligan - 14,000. These options were granted to the Named Executive Officers pursuant to the Company’s 2000 Incentive Stock Option Plan, which provides, among other things, that the exercise price of such options must not be less than fair market value at the time of the grant.

 (4) Excludes options granted on June 27, 2006 for the purchase of common shares in respect of the financial year ended April 30, 2006: James DeMesa - 37,500; Arthur Ayres - 15,000; Jacob Clement - 6,000; Neil Howell - 15,000; and William Milligan - 15,000.   These options were granted to the Named Executive Officers pursuant to the Company’s 2000 Incentive Stock Option Plan, which provides, among other things, that the exercise price of such options must not be less than fair market value at the time of the grant.

(5) Amount relates to relocation related costs for the period.

(6) Dr. Howell became Vice President, Research (San Diego) of the Company’s subsidiary, MIGENIX Corp. on August 31, 2004.  Annual compensation for the financial year ended April 30, 2005 reflects 8 months.

Employment Agreements of Named Executive Officers; Change in Responsibilities

The Company has written employment agreements with all of its Named Executive Officers.  The agreements have no specific term of employment and provide for base salary, results compensation (i.e. performance bonuses), periodic stock option grants, severance provisions (as discussed below) and employment benefits including vacation, health and dental insurance, group life and disability insurance, and director’s and officer’s liability insurance. The compensation of all Named Executive Officers is reviewed annually and all increases in base salary, awards of results compensation, option grants and any other changes in compensation are approved by the Compensation Committee and the Board.

In the event that the employment of a Named Executive Officer is terminated by the Company without cause, the Named Executive Officer would be entitled to a lump sum payment (amount based on the executive’s then applicable base salary), continuing benefits and outplacement assistance.  The current amount of the lump sum payment for the Named Executive Officers would be as follows: James DeMesa – $440,000 (12 months base salary before 20% reduction); Arthur Ayres - $268,750 (15 months base salary); Jacob Clement - $220,000 (8 months base salary; increases by one month for each full year of service to a maximum lump sum payment of 12 months base salary); Neil Howell - US$180,000 (12 months base salary; alternatively Dr. Howell can elect to receive US$100,000 per annum for two years in grants if returns to academic position); William Milligan - $250,000 (12 months base salary).  Benefits would continue for the same period and are subject to mitigation by the Named Executive Officer.

If, within 12 months following a change in control, a Named Executive Officer’s employment is terminated by the Company without cause or a Named Executive Officer resigns for good reason (as defined), the Named Executive Officer’s unvested stock options would vest immediately and the Named Executive Officer would receive the above noted entitlements for termination without cause except that the amount of the lump sum payment would be $880,000 (24 months base salary before 20% reduction) for James DeMesa; $232,917 (13 months base salary; increases by one month for each additional year of service to the Company to a maximum lump sum payment of 15 months base salary) for Arthur Ayres; $330,000 (12 months base salary) for Jacob Clement; US$180,000 (12 months base salary; increases by one month for each full year of service after 10 years service to the Company to a maximum lump sum payment of 15 months base salary) for Neil Howell; and $375,000 (15 months base salary) for William Milligan. Within 12 months of a change of control, the Named Executive Officer can elect to trigger these entitlements if there is a material change in status, position, authority or responsibilities for the Named Executive Officer that does not represent a promotion, or represents an adverse change, from his/her status, position, authority or responsibilities in effect immediately prior to the change of control.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth the particulars of individual grants of options to purchase Common Shares of the Company made to the Named Executive Officers during the financial year ended April 30, 2006:

Name	Number of Securities under Options Granted(1) (#)	% of Total Options Granted to Employees in the Financial Year (%)	Exercise Price(4) ($/Security)	Market Value of Securities Underlying Options on the Date of the Grant(4) ($/Security)	Number of Securities/ Expiration Date(1)
James DeMesa(2)(3)	200,000	21.7%	$0.50	$0.50	50,000 May 16, 2010 50,000 May 16, 2011 50,000 May 16, 2012 50,000 May 16, 2013
Arthur J. Ayres(2)(3)	200,000	21.7%	$0.43	$0.43	50,000 March 22, 2011 50,000 March 22, 2012 50,000 March 22, 2013 50,000 March 22, 2014
	30,000	3.2%	$0.38	$0.38	7,500 June 14, 2010 7,500 June 14, 2011 7,500 June 14, 2012 7,500 June 14, 2013
Jacob J. Clement(2)(3)	30,000	3.2%	$0.38	$0.38	7,500 June 14, 2010 7,500 June 14, 2011 7,500 June 14, 2012 7,500 June 14, 2013
Neil Howell(3)	20,000	2.2%	$0.38	$0.38	5,000 June 14, 2010 5,000 June 14, 2011 5,000 June 14, 2012 5,000 June 14, 2013
William Milligan(2)(3)	30,000	3.2%	$0.38	$0.38	7,500 June 14, 2010 7,500 June 14, 2011 7,500 June 14, 2012 7,500 June 14, 2013

(1) Option vests in four tranches (¼ on date of grant and ¼ on each of 1st, 2nd and 3rd anniversaries of the grant).  Each tranche expires five years after date vested.

(2) Excludes options granted on May 22, 2006 for the purchase of common shares in respect of the executive’s participation in the 10% salary deferral arrangement: James DeMesa - 27,000 (see “Compensation of the Chief Executive Officer – Stock Options”); Arthur Ayres - 11,000; Jacob Clement - 20,000; and William Milligan - 14,000. These options were granted to the Named Executive Officers pursuant to the Company’s 2000 Incentive Stock Option Plan, which provides, among other things that the exercise price of such options must not be less than fair market value at the time of the grant. These options are at an exercise price of $0.55 per share and vested upon grant.

(3) Excludes options granted on June 27, 2006 for the purchase of common shares in respect of the financial year ended April 30, 2006: James DeMesa - 37,500 (see “Compensation of the Chief Executive Officer – Stock Options”); Arthur Ayres - 15,000; Jacob Clement - 6,000; Neil Howell - 15,000; and William Milligan - 15,000. These options were granted to the Named Executive Officers pursuant to the Company’s 2000 Incentive Stock Option Plan, which provides, among other things that the exercise price of such options must not be less than fair market value at the time of the grant. These options are at an exercise price of $0.46 per share and vest ¼ upon the date of grant with the balance vesting equally on the 1st, 2nd and 3rd anniversaries of the grant.

(4) Market price of the Common Shares on The Toronto Stock Exchange determined as per the Company’s 1996 Incentive Stock Option Plan or the 2000 Incentive Stock Option Plan, as applicable.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets forth information with respect to the exercise of options during the financial year ended April 30, 2006 by the Named Executive Officers and unexercised options held as at April 30, 2006:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realised ($)	Unexercised Options at April 30, 2006 Exercisable/ Unexercisable (#)	Value of Unexercised in the Money Options at April 30, 2006 Exercisable/ Unexercisable(1) ($)
James DeMesa	Nil	Nil	1,169,688/192,812	Nil/Nil
Arthur J. Ayres	Nil	Nil	170,000/183,750	$375/$1,125
Jacob J. Clement	Nil	Nil	326,625/34,875	$375/$1,125
Neil Howell	Nil	Nil	55,000/65,000	$250/$750
William Milligan	Nil	Nil	226,250/33,750	$375/$1,125

(1) Market value equalled $0.43 per Common Share at the close of trading on The Toronto Stock Exchange on April 30, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE  UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth information on the Company’s equity compensation plans under which Common Shares of the Company are authorized for issuance as at April 30, 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	4,053,200	$1.12	1,277,925
Equity compensation plans not approved by securityholders	-	-	-
Total	4,053,200	$1.12	1,277,925

Stock Option Plans

As at August 11, 2006, the Company had outstanding stock options to purchase 4,608,425 Common Shares and can grant options to purchase an additional 700,075 Common Shares, for a total of 5,308,500 Common Shares (represents 7.1% of current issued and outstanding Common Shares) issuable pursuant to the Company’s two existing stock option plans.  These options are generally non-transferable and have been granted to directors, officers, employees and consultants of the Company.  The majority of the outstanding options, 3,296,675 as at August 11, 2006, have been granted under the Company’s 2000 Incentive Stock Option Plan (the “2000 Plan”), which was adopted by the Board on July 31, 2000 and approved by shareholders at the Company’s September 7, 2000 annual and extraordinary general meeting. The remaining 1,311,750 options as at August 11, 2006, were outstanding pursuant to the Company’s 1996 Incentive Stock Option Plan (the “1996 Plan”), which was adopted by the Board on February 9, 1996 and approved by the shareholders at the Company’s annual general meeting held on October 24, 1996. As of February 9, 2006, the term of the 1996 Plan ended and no further options can be granted pursuant to the 1996 Plan.  1996 Plan options outstanding at February 9, 2006 can be exercised until they expire in accordance with their original terms.

Under the original terms of the 1996 Plan, the number of Common Shares reserved for issuance was 750,000.  The 1996 Plan was subsequently amended to increase the number of Common Shares reserved for issuance to 2,000,000.  Upon approval of the 2000 Plan, the maximum number of options that could be granted pursuant to the 1996 Plan was decreased from 2,000,000 to 1,597,536, of which 62,250 had been exercised, resulting in a balance of 1,535,276 Common Shares available for issuance under outstanding options pursuant to the 1996 Plan.  The 1996 Plan was not used for the grant of new options between July 2000 and March 2002.  As a substantial number of the options previously granted under the 1996 Plan expired without having been exercised during the period July 2000 to March 2002, the Board resumed the granting of options under the 1996 Plan but only to the extent that previously granted options had expired unexercised.  With the end of the term of the 1996 Plan, the maximum number of Common Shares that can be issued under the 1996 Plan as of August 11, 2006 is equal to the number of Common Shares covered by outstanding options, being 1,311,750.

Under the original terms of the 2000 Plan, the number of Common Shares reserved for issuance was 2,000,000. The number of Common Shares issuable under the 2000 Plan was increased from 2,000,000 to 4,000,000 following approvals by the Board on August 12, 2002 and by the shareholders at an annual general meeting held on September 12, 2002. As of August 11, 2006  3,250 Common Shares have been issued upon the exercise of options under the 2000 Plan leaving 3,996,750 Common Shares that can be issued.

The purpose of the 2000 Plan and the 1996 Plan is to promote the Company’s interests and long-term success by providing certain directors, officers, employees and consultants an opportunity to purchase Common Shares and to benefit from the appreciation thereof.  The material terms of the 2000 Plan and the 1996 Plan and the administration thereof are described in Appendix “C”.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS  AND SENIOR OFFICERS

The aggregate indebtedness of all officers, directors, employees, and former officers, directors and employees of the Company or a subsidiary of the Company outstanding as of August 11, 2006 that is owed to the Company or to a subsidiary of the Company is US$23,600, as follows:

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Company or its Subsidiaries	To Another Entity
Share purchases	Nil	Nil
Other	US$23,600(1)	Nil

(1) This indebtedness is pursuant to a housing loan to a former employee of MitoKor Inc. (the Company acquired MitoKor in August 2004) who is currently employed by a subsidiary of the Company. The indebtedness is evidenced by a non-secured, non-interest bearing promissory note.

Except as set out in the table above, during the financial year ended April 30, 2006 and as at August 11, 2006 no director, executive officer, nominee for election as director, or any associate of such persons was indebted to the Company or any of its subsidiaries. No indebtedness of these individuals to another entity is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular, no informed person of the Company, nor any associate or affiliate of an informed person, has any material interest, direct or indirect in any transaction since the commencement of the Company’s last financial year or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the Company’s executive officers serve as members of the compensation committee or board of directors of any entity that has an executive officer serving as a member of the Compensation Committee or Board of the Company.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed other than by the senior officers and directors of the Company or a subsidiary thereof.

APPOINTMENT OF AUDITORS

At the Meeting, the shareholders will be called upon to reappoint Ernst & Young LLP, Chartered Accountants, as auditors of the Company, to hold office until the next annual general meeting of the Company, at a remuneration to be fixed by the directors.  Ernst & Young LLP has acted as the auditors of the Company since October 28, 1994.

The aggregate fees billed for professional services rendered by Ernst & Young LLP for the year ended April 30, 2006 are as follows:

1. Audit Fees – The Company paid Ernst & Young LLP a total of $154, 230 (Fiscal 2005 - $152,000) for audit services for the financial year ended April 30, 2006, in connection with the audit of the Company’s annual consolidated financial statements, the review of the Company’s quarterly consolidated financial statements, services in connection with prospectus offerings and the review of the Company’s Form 20-F.

2. Financial Information Systems Design and Implementation Fees – No services were performed by, and no fees were incurred or paid to Ernst & Young LLP during the years ended April 30, 2005 or April 30, 2006 in connection with designing or implementing a hardware or software system that aggregates source data underlying the Company’s financial statements or generates information that is significant to the financial statements taken as a whole.

3. All Other Fees – The aggregate fees invoiced to the Company by Ernst & Young LLP for all other services rendered during the years ended April 30, 2006 and April 30, 2005, excluding the audit of the Company’s annual consolidated financial statements, the review of the Company’s quarterly consolidated financial statements, services in connection with prospectus offerings and the review of the Company’s Form 20-F were as follows:

Year ended April 30,

	2006	2005

Audit related services	Nil	$91,000
Corporate tax related services	$18,150	$1,000
Other non-audit fees	Nil	Nil
	$18,150	$92,000

A simple majority of the votes cast at the Meeting is required to appoint Ernst & Young LLP as auditors of the Company.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE APPOINTMENT OF ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY, TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY, AT A REMUNERATION TO BE FIXED BY THE DIRECTORS.

THE DIRECTORS OF THE COMPANY RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE REAPPOINTMENT OF ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY, TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY AT A REMUNERATION TO BE FIXED BY THE DIRECTORS.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended April 30, 2006, together with the auditors’ report thereon, which are included in the Company’s Annual Report mailed with this Information Circular, will be presented at the Meeting.  Additional copies of the audited consolidated financial statements are available upon request directly to the Company.

 PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

2006 Incentive Stock Option Plan

As a result of recent changes to the policies of the Toronto Stock Exchange and corporate governance initiatives, the Board unanimously approved the adoption of the MIGENIX 2006 Incentive Stock Option Plan (the “2006 Plan”).  The Company plans to administer all future grants of options under the 2006 Plan, subject to the approval of the 2006 Plan by the Toronto Stock Exchange and the Company’s shareholders.  If shareholder approval of the 2006 Plan is not obtained at the meeting, the 2006 Plan will be of no effect.

There are two option plans pursuant to which the Company has granted options: (i) the 1996 Stock Option Plan (the “1996 Plan”); and (ii) the 2000 Stock Option Plan (the “2000 Plan”) (see “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS – Stock Option Plans”).  No new options can be granted under the 1996 Plan, which terminated on February 9, 2006 at the end of the term of the 1996 Plan. Upon the approval of the 2006 Plan the Company will not grant any new options under the 2000 Plan, and will grant future options solely under the 2006 Plan.

Subject to amendment provisions, unless increased with shareholder approval, the maximum number of Common Shares in respect of which options may be granted pursuant to the 2006 Plan will be equal to the sum of:

(a) the number of Common Shares covered by an option under the 1996 Plan as of September 12, 2006 in respect of which an option expires, terminates or is surrendered without having been exercised in full; and

(b) the number of Common Shares not under option and available for grant under the 2000 Plan as of September 12, 2006; and

(c) the number of Common Shares covered by an option under the 2000 Plan as of September 12, 2006 in respect of which an option expires, terminates or is surrendered without having been exercised in full; and

(d) 2,000,000 Common Shares.

As of August 11, 2006 the number of Common Shares represented by (a), (b) and (c) above are 1,311,750, 700,075 and 3,296,675 Common Shares, respectively.  Therefore, as at August 11, 2006, the maximum number of Common Shares which would potentially be available for option under the 2006 Plan (inclusive of Common Shares currently covered by options under the 1996 Plan and covered by options and available for issuance under the 2000 Plan) would be 7,308,500, or 9.8% of the Company’s outstanding Common Shares.  The actual number of Common Shares potentially available for issuance under the 2006 Plan as of September 12, 2006 will decrease to the extent that, prior to September 12, 2006, (i) options outstanding under the 1996 Plan are exercised, expire, terminate or are surrendered; and (ii) options outstanding under the 2000 Plan are exercised.

The purpose of the 2006 Plan (and the 1996 Plan and the 2000 Plan) is to promote the Company’s interests and long-term success by providing certain directors, officers, employees and consultants an opportunity to purchase Common Shares and to benefit from the appreciation thereof.  This will provide an increased incentive for these directors, officers, employees and consultants to contribute to our future success and prosperity, thus enhancing the value of our common shares for the benefit of all our shareholders and increasing our ability to attract, retain and motivate key individuals.

For full particulars of the 2006 Plan, please refer to the text of the proposed 2006 Plan, a copy of which is available by contacting investor relations at 1-800-665-1968 ext. 233.

The following is a description of the material terms of the 2006 Plan (for a description of the 1996 Plan and the 2000 Plan see Appendix “C”):

Eligible Participants.  Under the 2006 Plan, the Board may, at any time, appoint a committee (the “Committee”) to oversee the administration of the 2006 Plan.  The 2006 Plan will authorize the Committee to grant options to purchase Common Shares to any director, officer, employee or any individual, company or other person (a “Consultant”) engaged to provide ongoing valuable services to the Company (each an “Eligible Person” and each Eligible Person to whom options are granted being a “Participant”).

Maximum Grant to Insiders. The aggregate number of Common Shares (i) issuable at any time to Participants that are insiders; and (ii) issued to Participants that are insiders within any one year period, pursuant to the 2006 Plan or when combined with all the Company’s other security based share compensation arrangements, shall not exceed 10% of the total number of outstanding Common Shares (on a non-diluted basis).

Maximum Grant to Any One Participant.  The aggregate number of Common Shares reserved for issuance, at any time, to any one Participant within any one year period, pursuant to the 2006 Plan or when combined with all other security based compensation arrangements, shall not exceed 5% of the total number of issued and outstanding Common Shares (on a non-diluted basis).  In addition, the aggregate number of Common Shares reserved for issuance to Participants that are non-executive directors shall not exceed 1% of the total number of issued and outstanding Common Shares (on a non-diluted basis).

Exercise Price.  The Committee shall fix the exercise price per Common Share but under no circumstances shall any exercise price be less than the “Market Price”.  “Market Price” is calculated as, at the election of the Committee, either the volume weighted average Canadian dollar trading price of the Company’s Common Shares on the Toronto Stock Exchange for the five trading days prior to the grant date or the volume weighted average United States dollar trading price of the Common Shares on the Nasdaq National Market or the Nasdaq Small Cap Market or the American Stock Exchange for the five days prior to the grant date.

Vesting. The 2006 Plan authorizes the Committee to determine the time or times when options will vest.  Except as determined from time to time by the Committee, all options will cease to vest as at the date upon which the Participant ceases to be an Eligible Person (which, in the case of an employee or Consultant, shall be the date on which active employment or engagement, as applicable, terminates, specifically without regard to any period of reasonable notice or any salary continuance).

Term of Options.  Excluding as set out under Causes of Cessation below, the term of options granted under the 2006 Plan will be determined by the Committee and specified in the option agreement pursuant to which an option is granted, provided that such date may not be later than the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Toronto Stock Exchange.

Causes of Cessation.

Under the 2006 Plan options expire automatically at the end of their term (see “Term of Options” above), or in the event a Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or the termination of the Participant for cause, the Participant’s option(s) shall expire at such period of time after the date on which the Participant ceases to be an Eligible Person as may be specified by the Committee, which date, in the case of a director, officer, employee or Consultant, shall not exceed ninety days following the date of termination of the Participant’s directorship, active employment or active engagement, as applicable, specifically without regard to any period of reasonable notice or any salary continuance, unless the Committee otherwise determines, and which period will be specified in the option agreement with the Participant with respect to such option(s).

In the event of the termination of the Participant as a director, officer, employee or Consultant for cause, options shall expire on the date of notice of such termination, specifically without regard to any period of reasonable notice or any salary continuance.

In the event of the death of a Participant prior to (a) the Participant ceasing to be an Eligible Person (which, in the case of an employee or Consultant, shall be the date on which active employment or engagement, as applicable, terminates, specifically without regard to any period of reasonable notice or any salary continuance); or (b) the date which is the number of days after the date on which the Participant ceases to be an Eligible Person as specified by the Committee and in the option agreement with the Participant, the Participant’s options shall expire on the date which is one year after the date of death of such Participant or such other date as may be specified by the Committee and which period will be specified in the option agreement with the Participant with respect to such option.

Notwithstanding the above, when an interval of time occurs where the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of confidential information (a “Blackout Period”), option(s) held by such a Participant or Participants which would, by their terms, expire during a Blackout Period or within nine business days following the end of a Blackout Period, shall expire on the date that is ten days following the end of the Blackout Period.

Assignability.  Options granted under the 2006 Plan are non-transferable and non-assignable to anyone other than to: (a) a trustee, custodian, or administrator acting on behalf of, or for the benefit of an Eligible Person; (b) an entity controlled by an Eligible Person; or (c) a registered retirement savings plan or a registered retirement income fund of an Eligible Person.

Procedure for Amending.  Subject to certain limitations, the Committee shall have the right at any time to amend the 2006 Plan or any option agreement under the 2006 Plan provided that shareholder approval has been obtained by ordinary resolution.  Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including those of the Toronto Stock Exchange), amendments to vesting provisions or amendments to the expiry of options that do not extend past the original date of expiration

Financial Assistance.  The Company does not intend to provide financial assistance to Participants to facilitate the purchase of Common Shares upon the exercise of options granted under the 2006 Plan.

Other Material Information.  Under the 2006 Plan, in the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results or could potentially result in a change of control, the Committee may: (a) determine the manner in which all unexercised option rights granted under the 2006 Plan will be treated; or (b) offer any Participant the opportunity to obtain a new or replacement option over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the exercise price (and otherwise substantially upon the terms of the option being replaced, or upon terms no less favourable to the Participant); or (c) commute for or into any other security or any other property or cash, any option that is still capable of being exercised, upon giving to the Participant to whom such option has been granted at least 30 days written notice of its intention to commute such option, and during such period of notice, the option, to the extent it has not been exercised, may be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the option shall lapse and be cancelled.

The text of the ordinary resolution to approve the 2006 Plan is attached as Appendix “A” to this Information Circular.  To be effective, this resolution must be approved by a majority of votes cast on the matter at the Meeting.

THE DIRECTORS OF THE COMPANY CONSIDER THE ADOPTION OF THE MIGENIX 2006 INCENTIVE STOCK OPTION PLAN TO BE IN THE BEST INTERESTS OF THE COMPANY AND UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE ADOPTION OF THE MIGENIX 2006 INCENTIVE STOCK OPTION PLAN.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ADOPTION OF THE MIGENIX 2006 INCENTIVE STOCK OPTION PLAN.

Deferred Share Unit Plan

On August 1, 2006, the Board approved the adoption of the MIGENIX Deferred Share Unit Plan (the “DSU Plan”), subject to approval by the Toronto Stock Exchange and the Company’s shareholders.  If shareholder approval of the DSU Plan is not obtained at the meeting, the DSU Plan will be of no effect.

A Deferred Share Unit (a “DSU”) represents a future right to receive one Common Share or its equivalent fair market value in cash at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to the Company. The DSU Plan permits the Company to pay compensation to directors, officers or employees designated by the Company (“Eligible Participants”) on a deferred basis through the award of DSUs.  Each DSU awarded by the Company is initially equal to the fair market value of a Common Share at the time the DSU is awarded (fair market value based on closing price of the Common Shares on the relevant date). The value of the DSU increases or decreases as the price of the Company’s Common Shares increases or decreases, thus promoting alignment of the interests of the DSU Plan participants with shareholders. Under the DSU Plan the DSUs are to be settled following the participant’s retirement, death or the participant otherwise ceasing to provide services to the Company. The Company will settle the DSUs by issuing the equivalent value in the Common Shares and/or payment of cash. Except as otherwise provided for in the DSU Plan, the Compensation Committee of the Company (“Compensation Committee”) is responsible for the administration of the DSU Plan.

The DSU Plan was designed as a long term incentive for the directors of the Company. Initially the Company plans to use the DSU Plan solely for directors. The Board believes that DSUs have the following primary benefits:

1. Current practice in corporate governance favours the use of DSUs over options for directors because the value of the DSUs can only be realized upon the director ceasing to serve the Company. This helps to ensure that directors act in the long term interests of the Company.

2. While board responsibilities have continued to increase, the Company’s directors have received no increase in compensation over the past five years. The use of DSUs as director compensation will allow the Company to recognize director input, while at the same time providing the Compensation Committee with an additional compensation tool, one which can be used to help retain and attract highly qualified directors and further align the  interests of directors with the interests of shareholders while conserving cash; and

3. The Company does not currently anticipate using DSUs to compensate officers or employees. Nevertheless, the fact that the DSU Plan, possibly with vesting provisions, can be used to compensate officers or employees provides the Compensation Committee with an additional compensation tool, one which can if required can be used to help retain and attract highly qualified individuals and further align the interests of officers and employees with the interests of shareholders while conserving cash.

Subject to amendment provisions, unless increased with shareholder approval the maximum number of Common Shares in respect of which DSUs may be settled is 750,000.  Pursuant to the terms of the DSU Plan, the number of Common Shares issuable in respect of outstanding DSUs at any time shall not exceed the number of Common Shares reserved under the DSU Plan less any Common Shares that have been issued under the DSU Plan.

For full particulars of the DSU Plan, please refer to the text of the proposed DSU Plan, a copy of which is available by contacting investor relations at 1-800-665-1968 ext. 233.

The following is a summary of the material terms of the DSU Plan:

Eligible Participants.  Under the DSU Plan, the Board may, in its sole discretion, designate any director, officer or employee of the Company as an Eligible Participant.

Awards of Deferred Share Units.  The Compensation Committee may, subject to board approval and certain limitations contained in the DSU Plan, award DSUs to Eligible Participants. DSUs will be credited to an account maintained for each Eligible Participant on the basis of one DSU per Common Share as at the date of grant.

Settlement of Deferred Share Units.  Upon death or termination of services, an Eligible Participant will receive payment (a “Settlement Amount”) for the DSUs in cash or Common Shares, or any combination of cash or Common Shares, to be determined by the Compensation Committee in its sole discretion.  Payment for the DSUs shall be calculated by multiplying the number of DSUs in an Eligible Participant’s account by the market value of the Common Shares, net of any applicable withholding taxes.  If an Eligible Participant is terminated for cause, all DSUs credited to such Eligible Person’s account shall be forfeited.

Payments of Settlement Amounts in cash and cancellation of DSUs will not reduce the number of Common Shares reserved for issuance under the DSU Plan.  The total number of Common Shares available for issuance under the DSU Plan will only be reduced by the number of Common Shares issued to pay Settlement Amounts.

Maximum Grant to Insiders. The aggregate number of Common Shares reserved for issuance upon settlement, at any time, to any Eligible Participant pursuant to the DSU Plan that are insiders (as a group) and issued to Eligible Participants that are insiders (as a group) within any one year period, pursuant to the DSU Plan or when combined with all other security based share compensation arrangements of the Company, shall not exceed 10% of the total number of outstanding Common Shares (on a non-diluted basis).

Maximum Grant to Any One Participant.  The aggregate number of Common Shares reserved for issuance upon settlement, at any time, to any one Eligible Participant within any one year period, pursuant to the DSU Plan or when combined with all other security based compensation arrangements, shall not exceed 5% of the total number of issued and outstanding Common Shares (on a non-diluted basis).  In addition, the aggregate number of Common Shares reserved for issuance to Eligible Participants that are non-executive directors shall not exceed 1% of the total number of issued and outstanding Common Shares (on a non-diluted basis).

Transferability. An Eligible Participant may not assign any DSUs without the written consent of the Compensation Committee, except that in the event of the death of the Eligible Participant, the legal representatives of the Eligible Participant will be entitled to receive the amount of payment otherwise payable to the Eligible Participant.

Vesting.  Under the DSU Plan, the Compensation Committee may, subject to board approval, determine the time or times when DSUs will vest.

Procedure for Amending.  Subject to certain limitations, the Compensation Committee shall have the right at any time to amend the DSU Plan provided that shareholder approval has been obtained by ordinary resolution.  Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including those of the Toronto Stock Exchange) and amendments to vesting provisions, if any.

Other Material Information.  Under the DSU Plan, in the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution of the Company’s assets to shareholders, or any other change in the capital of the Company affecting the Common Shares, the Company will make, with respect to the number of DSUs outstanding under the DSU Plan, any proportionate adjustments as it considers appropriate to reflect that change.

The text of the ordinary resolution to approve the DSU Plan is attached as Appendix “B” to this Information Circular.  To be effective, this resolution must be approved by a majority of votes cast on the matter at the Meeting.

THE DIRECTORS OF THE COMPANY CONSIDER THE ADOPTION OF THE MIGENIX DEFERRED SHARE UNIT PLAN TO BE IN THE BEST INTERESTS OF THE COMPANY AND UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE ADOPTION OF THE DEFERRED SHARE UNIT PLAN.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ADOPTION OF THE MIGENIX DEFERRED SHARE UNIT PLAN.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

OTHER BUSINESS

The Board is not aware of any other matter that may be presented at the Meeting.  If other matters properly come before the Meeting, both the President and Chairman intend to vote the Common Shares represented by proxy for which for which either of them is appointed in accordance with their best judgement on such matters.

CORPORATE GOVERNANCE REPORT

The Company’s responsibility to its shareholders and employees is demonstrated by its commitment to effective corporate governance and disclosure.

In the financial year ended April 30, 2006, the Board continued to further its commitment to corporate governance through reviewing existing processes and, where appropriate, developing new ones. The Company’s current corporate governance practices in relation to the finalized CSA Governance Guidelines are specifically set out below. The Company substantially complies with the practices enunciated in the CSA Governance Guidelines and will strive to comply with these and other appropriate standards and governance guidelines.

The following sets out the Company’s Corporate Governance Disclosure in the form required by National Instrument 58-101F1 – Disclosure of Corporate Governance Practices:

Disclosure Item	Description
1.	Board of Directors
(a) through (c)

The majority of the Company’s current Board members (six of eight), are considered by the Board to be “independent”, as the term is defined in the CSA Corporate Governance Guidelines. As President & CEO of the Company, Dr. DeMesa is not considered independent. Dr. Moos is not considered independent, as he received $93,145 in consulting fees during the period September 1, 2004 to February 28, 2005 pursuant to a consulting agreement entered into as part of our acquisition of MitoKor on August 31, 2004 and serves as the current Stockholders’ Agent for the former MitoKor stakeholders under the Exchange and Escrow Agreement also entered into as part of our acquisition of MitoKor.  The status of each individual director and nominee is as follows (six of eight the current directors considered independent, and Dr. Abrams nominee for election as a director is considered independent):

Michael Abrams – independent

James M. DeMesa – non-independent

Richard W. DeVries – independent

Alistair Duncan, Jr. - independent

Steve Gillis - independent

Colin R. Mallet – independent

Walter H. Moos - non-independent

W. Keith Schilit – independent

David Scott – independent

The Company has no significant shareholder with the ability to exercise the majority of votes for the election of directors

(d)	Please see “ELECTION OF DIRECTORS – Information on Management Nominees for Directors” for more information about each director, including other directorships and share ownership.
(e)

The independent members of the Board and Dr. Moos hold meetings at least quarterly, without the presence of the President & CEO (Dr. DeMesa) or other members of management.  Five such meetings were held during the period May 1, 2005 to August 11, 2006. Although not considered independent pursuant to the CSA Corporate Governance Guidelines, the Board believes Dr. Moos has no direct or indirect material relationship with the Company which in view of the Board of Directors could reasonably be perceived to materially interfere with the exercise of Dr. Moos’ independent judgement, other than matters related to MitoKor and the former MitoKor stakeholders. Should the occasion arise the Board will meet without the presence of Dr. Moos. No such meetings were held since Dr. Moos joined the Board to August 11, 2006.

(f)

The Chair of the Board, David Scott, is an independent director and is responsible for providing strategic and tactical leadership at to Board and ensuring the smooth functioning of the Board's processes. Mr. Scott also serves as the contact person for receiving feedback from shareholders (contact information posted on the Company’s website at www.migenix.com).

(g)	The following table summarizes the attendance of each member of the Board for the period May 1, 2005 to August 11, 2006:

Name

Michael J. Abrams (retired from board January 6, 2006, nominee for election)

James M. DeMesa

Richard DeVries

Alistair Duncan, Jr.

Steven Gillis

Colin R. Mallet

Walter H. Moos

W. Keith Schilit

David Scott

Board Meetings Attended 5 of 6 10 of 10 5 of 6 10 of 10 8 of 10 10 of 10 10 of 10 10 of 10 10 of 10

2.

Board Mandate

The Board has adopted a written mandate (a copy of which is attached as Appendix “D” to this Circular), in which it has explicitly assumed responsibility for the stewardship of the Company. The Board’s expectations of management are covered in the position descriptions and the annual objectives of the Company’s senior management, as well as by the Company’s written System of Ethics & Guidelines Business Integrity (see Disclosure Item 5, “Ethical Business Conduct”).  Decisions that require the prior approval of the Board are clearly defined. The Chairman of the Board is available for feedback from any security holder.

The Board encourages and ensures that a culture of ethical business conduct is maintained and each director is responsible for understanding the roles and responsibilities of the Board as a whole and of a director as set out in the Board Mandate, the director position descriptions and in the System of Ethics & Guidelines Business Integrity.  The Board is committed to ensuring the integrity of internal controls and accounting policies and has appointed an Audit Committee composed of independent directors to review compliance of financial reporting with accounting principles and appropriate internal controls (See Disclosure Item 8, "Other Board Committees”). The Board is dedicated to maintaining the highest standards of corporate governance and has appointed a Corporate Governance and Nominating Committee composed of independent directors to monitor current best practice and ensure that the Company maintains a high standard of corporate governance (see Disclosure Item 6, "Nomination of Directors”).

Board members and management participate in an annual strategic planning review process. The strategic plan is reviewed by the Board semi-annually and any revision to the strategic plan must be approved by the Board. Implementation of the strategic plan is the responsibility of management. The Board systematically reviews opportunities by weighing them against the business risks and actively managing these risks. The Board provides leadership but does not become involved in day-to-day matters.  Management reports to the Board on a regular basis on the Company’s progress in achieving these strategic objectives.

The Board believes that it understands the specific risks of the Company’s business. The Board has identified specific Board committee responsibilities for key risks, and the Board committees and the Board as a whole review these risks with management on a regular basis. Major strategic risks are reviewed by the Board as part of its annual review of the Company’s strategic plan.  The Company also has in place an environmental risk review process that includes periodic reporting to the Company’s Audit Committee.

Appointments to senior management are subject to Board review. A system for management succession planning and development has been established, and the Board reviews plans for senior management annually.  The performance of senior management is monitored by the Board through the Company’s Compensation Committee.

The Company complies with all regulatory requirements.  The Company has systems in place and a formal Corporate Communications & Disclosure Guideline for effective communication with the public and its shareholders, as well as compliance with regulatory reporting and disclosure obligations. The Disclosure and Communications’ team, which oversees the implementation of this policy, consults with the Company’s legal counsel and other professional advisors and/or board members, as judged to be appropriate in the circumstances. The Company’s written Corporate Disclosure & Communications Guidelines are available on the Company’s web site at www.migenix.com in the Investor Relations – Corporate Governance section.

The Company has a policy addressing employee and insider trading that is followed by members of the Board, senior management, employees, and related insiders. The Company periodically sets trading blackouts for employees, senior management and directors in advance of news releases, and in other circumstances, as deemed appropriate.

3.	Position Descriptions
(a)	Position descriptions are in place for the Chair of the Board and the chair of each committee of the Board. Position descriptions for directors reflect their different committee responsibilities.
(b)

Position descriptions are in place for the President and CEO, and all members of senior management.  Annual objectives are established for the CEO by the Compensation Committee and the Board, in conjunction with the annual budgeting and operating planning process. The Board reviews progress against corporate objectives quarterly, and the CEO’s performance is reviewed by the Compensation Committee, based on performance against these objectives.  These objectives, together with the Company’s strategic and operating plans, comprise the principal mandate of the CEO, and decisions that require the prior approval of the Board are clearly defined.  The CEO’s objectives have the underlying goal of maximizing shareholder value.

4.	Orientation and Continuing Education
(a)

A new director receives a comprehensive orientation, including a Directors’ Orientation Manual, covering all Board member and committee responsibilities, minutes of meetings, written mandates, guidelines and other relevant corporate documents needed to understand the Company’s business and processes. The commitment needed from directors, particularly the commitment of time and energy, is made clear to directors prior to their nomination. While the importance of a balance of experience on the Board is realized, critical attention is given in director selection and orientation to ensuring that all directors adequately understand the business.  Most Board meetings are held at the Company’s premises to give additional insight into the business.

(b)

Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practice and are encouraged and funded to attend seminars that will increase their own and the Board’s effectiveness.

5.	Ethical Business Conduct
(a)

The Board has adopted a written code of ethics (titled “System of Ethics & Guidelines for Business Integrity”) for its directors, officers and employees (the “Code”), which is available on the Company’s website at www.migenix.com or can be obtained by contacting the Company’s Investor Relations department at 800-665-1968 ext 233. The Code specifically includes guidelines with respect to conflicts of interest, protection of corporate assets, confidentiality, fair dealing and compliance with laws and regulations.  All directors and employees are required to comply with the Code. The integrity of the organization and the implementation of the Code are monitored by the Board.  To assist in monitoring integrity throughout the organization, the Company has established a toll free anonymous hotline operated by an independent third party (TeleSentry).

The Board is committed to maintaining compliance with the Code.  Waivers of the Code can only be granted by the Board; there have been no waivers to date. There have been no instances pertaining to the conduct of any director or executive officer that constitutes a departure from the Code for the period May 1, 2005 through August 11, 2006 and as such there no material change reports in respect of same.

(b)

The Board takes appropriate measures to exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer may have a material interest.  Where appropriate, directors absent themselves from portions of Board or committee meetings to allow independent discussion of points in issue.

(c)

Each director is responsible for understanding the roles and responsibilities of the Board as a whole and of a director as set out in the Board Mandate, the director position descriptions and in the Code.  In this manner the Board encourages and ensures that a culture of ethical business conduct is maintained.

6.	Nomination of Directors
(a)

Our Corporate Governance & Nominating Committee reviews the composition of the Board on at least an annual basis, periodically identifies potential new Board members and makes recommendations as to nominations to the Board.  In making its recommendations to the Board on director nominees and the size of the Board, the Committee reviews the skills and competencies needed to complement those possessed by the current Board and identifies candidates whose profiles match these needs.

(b)

The Company’s Corporate Governance & Nominating Committee consists entirely of independent directors.  The members of the committee are:

 Colin Mallet (Chair)

 David Scott

 Richard DeVries

Appointment of new members to the Corporate Governance & Nominating Committee is subject to the approval of the Board.

(c)

The Corporate Governance & Nominating Committee has a published mandate (copy available at www.migenix.com or can obtained by contacting the Company’s Investor Relations department at 1-800-665-1968 ext. 233).  The committee held two meetings during the financial year ended April 30, 2006. In addition to the responsibilities outlined in (a) above the committee has the mandate to ensure that the Company maintains a high standard of corporate governance. The committee monitors current corporate governance best practice, and recommends and monitors the Company’s approach to corporate governance, and its response to these corporate governance guidelines. The committee reports to the Board on a regular basis.

The Corporate Governance & Nominating Committee has the right to engage an outside advisor, as do all Board committees.  It is the Corporate Governance & Nominating Committee’s responsibility to recruit new Board members as required (see 6(a) above).

7.	Compensation
(a)

Compensation for directors and officers is determined by the Company’s Compensation Committee and recommended to the Board for approval.  The committee reviews industry standards for director and officer compensation in setting compensation levels for directors and officers.

(b)

The Company’s Compensation Committee consists entirely of independent directors. The members of the committee are:

 David Scott (Chair)

 Steven Gillis

 Alistair Duncan

Appointment of new members to the Compensation Committee is subject to the approval of the Board.

(c)

The Compensation Committee has a published mandate (copy available at www.migenix.com or can obtained by contacting the Company’s Investor Relations department at 1-800-665-1968 ext. 233). The committee held three meetings during the financial year ended April 30, 2006.  The committee is responsible for making recommendations to the Board regarding the approval of objectives and goals, the compensation (base salary and results-based) of all executive officers including the President & CEO, evaluation of the CEO’s performance, compensation of directors, and for reviewing and making recommendations with respect to compensation policies and programs generally including the granting of options under the Company’s incentive stock option plans.

(d)	The Compensation Committee has the right to engage an outside advisor, as do all Board committees. The committee did not engage an outside advisor during the period May 1, 2005 to August 11, 2006.
8.	Other Board Committees

The Company has three standing committees - an Audit Committee, a Compensation Committee (see Disclosure Item 7 for information on this committee) and a Corporate Governance & Nominating Committee (see Disclosure Item 6 for information on this committee).

MIGENIX’s Audit Committee consists entirely of independent directors all of whom are financially literate.  The members of the committee are:

 Alistair Duncan (Chair)

 Colin Mallet

W. Keith Schilit

Richard DeVries

Appointment of new members to the Audit Committee is subject to the approval of the Board.

The Audit Committee held five meetings during the financial year ended April 30, 2006. The Audit Committee meets at least quarterly with management and the Company’s external auditors to review financial statements, internal controls and other matters. It also meets quarterly with the external auditors without the presence of management, and the auditors are fully aware that they are hired by, and under the oversight of, the Company’s Audit Committee and the Board. The Audit Committee, through its adherence to the Company’s Audit Committee Charter (copy available at www.migenix.com or can be obtained by contacting the Company’s Investor Relations department at 1-800-665-1968 ext. 233) assists the Board in fulfilling its responsibilities for the Company’s accounting and financial reporting practices by:

• reviewing quarterly and annual consolidated financial statements and management discussion and analyses;

• meeting at least quarterly with the Company’s external auditor;

• reviewing the adequacy of the Company’s system of internal controls;

• reviewing any relevant accounting and financial matters including reviewing the Company’s public disclosure of information extracted or derived from the Company’s financial statements;

• establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

• pre-approving all non-audit services and recommending the appointment of external auditors; and

• reviewing and approving the Company’s hiring policies regarding personnel of the Company’s present and former external auditor

From time to time the company may establish ad hoc committees to assist the Board in fulfilling its responsibilities.

9.	Assessments

The Board and each of its committees have written mandates (available at www.migenix.com or can obtained by contacting the Company’s Investor Relations department at 1-800-665-1968 ext. 233).  Each committee member and Board member adheres to the terms of their respective mandates as the basis for their position descriptions. The Corporate Governance & Nominating Committee is mandated to ensure that the contributions of Board members, committees of the Board, and the Board as a whole are reviewed on an annual basis. A process has been established that involves questionnaires that are completed by individual Board members and representatives of management. The Chair of the Board reviews the findings of the questionnaires and reports the aggregate results for the Board and Board Committees to the Board.  Each director completes a written self-assessment questionnaire and a peer-review questionnaire regarding the contributions of each individual director annually and discusses his/her contribution to the Board and its Committees with the Chair of the Board. Additionally, the Corporate Governance & Nominating Committee monitors the quality of the relationship between management and the Board in order to recommend ways to improve that relationship by reviewing the questionnaires completed by management relating to management’s assessment of Board performance and to the quality of management’s interactions with Board members.

 ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.  Financial information is provided in the Company’s comparative financial statements and Management’s Discussion & Analysis for the year ended April 30, 2006 contained in the Annual Report mailed with this Information Circular.  Copies of the Company’s Annual Report are also available at www.sedar.com, the Company’s website at www.migenix.com, or can be obtained by contacting investor relations at 1-800-665-1968 ext. 233.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board.

DATED at Vancouver, British Columbia, this 11th day of August, 2006

BY ORDER OF THE BOARD OF DIRECTORS

“David Scott”

David Scott

Chairman of the Board

APPENDIX “A”

ORDINARY RESOLUTION APPROVING THE ADOPTION OF THE MIGENIX 2006 INCENTIVE STOCK OPTION PLAN

“BE IT RESOLVED, as an ordinary resolution, THAT:

1. subject to the approval of the Toronto Stock Exchange, the MIGENIX 2006 Incentive Stock Option Plan (the “2006 Plan”), the form of which has been made available to the shareholders, be adopted, approved, authorized and confirmed;

2. notwithstanding that this resolution has been passed by the shareholders of the Company, the Board may revoke such resolution at any time before it has been effected without further action by the shareholders; and

3. any director or officer of the Company be and is hereby authorized, for an on behalf of the Company, to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”

APPENDIX “B”

ORDINARY RESOLUTION APPROVING THE ADOPTION OF THE MIGENIX DEFERRED SHARE UNIT PLAN

“BE IT RESOLVED, as an ordinary resolution, THAT:

1. subject to the approval of the Toronto Stock Exchange, the MIGENIX Deferred Share Unit Plan (the “DSU Plan”), the form of which has been made available to the shareholders, be adopted, approved, authorized and confirmed;

2. notwithstanding that this resolution has been passed by the shareholders of the Company, the Board may revoke such resolution at any time before it has been effected without further action by the shareholders; and

3. any director or officer of the Company be and is hereby authorized, for an on behalf of the Company, to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”

APPENDIX “C”

DESCRIPTION OF THE MATERIAL TERMS OF THE COMPANY’S 1996 AND 2000 INCENTIVE STOCK OPTION PLANS

2000 Plan

Eligible Participants.  Pursuant to the 2000 Plan, the Board appointed the Compensation Committee (the “Committee”) to oversee the administration of the 2000 Plan.  The 2000 Plan authorizes the Committee to grant options to purchase Common Shares to any director, officer, employee or any individual, company or other person (a “Consultant”) engaged to provide ongoing valuable services to the Company (each an “Eligible Person”).

Number of Securities Issued or Issuable.  Under the original terms of the 2000 Plan, the number of Common Shares reserved for issuance was 2,000,000.  The 2000 Plan was subsequently amended to increase the number of Common Shares reserved for issuance to 4,000,000.

Maximum Grant. The aggregate number of Common Shares reserved for issuance, at any time, to any one Eligible Person pursuant to the 2000 Plan or when combined with all other security based compensation arrangements, may not exceed 5% of the then issued and outstanding Common Shares (on a non-diluted basis).  In addition, on September 12, 2002, with shareholder approval the 2000 Plan was amended such that the aggregate number of Common Shares reserved for issuance to all outside (non-management) directors of the Company pursuant to the 2000 Plan, or when combined with all other security based compensation arrangements, may not exceed 2% of the total number of issued and outstanding Common Shares (on a non-diluted basis).

Exercise Price.  The exercise price per Common Share is fixed by the Committee at the time of grant but may be no less than “Fair Market Value”, which, where the Common Shares are listed on the Toronto Stock Exchange, is the average closing price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant.

Vesting.  The 2000 Plan authorizes the Committee to determine the time or times when options will vest.  The Committee’s current guidelines stipulate that vesting for employees and officers occurs in four equal instalments commencing on the date of grant and annually on the anniversary of the grant over three years and grants to directors vest immediately. In the event of the death of an optionee, all unvested options cease to vest.

Term of Options.  Excluding as set out under Causes of Cessation below, the term of options granted under the 2000 Plan is determined by the Committee and specified in the option agreement pursuant to which an option is granted, provided that such date may not be later than the earlier of the date which is the tenth anniversary of the grant date and the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Toronto Stock Exchange.  The Committee has set a guideline that options be granted for a term of five years from the date upon which they vest, subject to the right of the Committee to extend the term in certain circumstances.

Causes of Cessation.  Options expire automatically at the end of their term (see “Term of Options” above), except that:

(a) in the event the optionee ceases to be an Eligible Person for any reason other than the death of the optionee or the termination of the optionee for cause, at such period of time after the date on which the optionee ceases to be an Eligible Person as may be specified by the Committee, which date, in the case of a director, officer, employee or Consultant, is not to exceed three months following the date of termination of the optionee’s directorship, active employment or active engagement, as applicable, and which period will be specified in the option agreement;

(b) in the event of the termination of the optionee as a director, officer, employee or Consultant for cause, options expire on the date of notice of such termination; and

(c) in the event of death of an optionee prior to (a) the optionee ceasing to be an Eligible Person; or (b) the date which is the number of days after the date on which the optionee ceases to be an Eligible Person as specified by the Committee and in the option agreement, the optionee’s options shall expire on the date which is one year after the death of such optionee or such other date as may be specified by the Committee and which period will be specified in the option agreement with the optionee.

Notwithstanding all the above, except as expressly permitted by the Compensation Committee, all options cease to vest at the date upon which the optionee ceases to be an Eligible Person.

Assignability. Options are non-transferable and non-assignable except by will or by operation of the laws of devolution or distribution and descent or pursuant to a qualified domestic relations order, as defined by the U.S. Internal Revenue Code.

Procedure for Amending.  Subject to certain limitations, the Committee has the right at any time to suspend, amend or terminate the 2000 Plan, provided that the Committee shall not have the right to affect in a manner that is adverse or prejudicial to, or that impairs, the benefits and rights of any optionee under any option previously granted under the 2000 Plan without the consent of such optionee.

Financial Assistance.  The Company has not provided and does not intend to provide financial assistance to participants to facilitate the purchase of Common Shares upon the exercise of options granted under the 2000 Plan.

Other Material Information.  The Committee shall determine any adjustments necessary to an option exercise price or number of Common Shares optioned to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations, substitutions, or reclassifications of the Common Shares, payment of dividends, or other relevant changes in the share capital of the Company or from a proposed merger, amalgamation or other corporate arrangement or reorganization.  If any corporate arrangement or reorganization is imminent or if an offer to purchase all of the outstanding Common Shares is made by a third party, the options granted under the Plan will be treated as determined by the Committee and such determination will be final, binding and conclusive.

1996 Plan

Eligible Participants.  Pursuant to the 1996 Plan, the 1996 Plan is administered by the Compensation Committee of the Board.  The Compensation Committee is authorized to grant options to purchase Common Shares to any director, officer, employee or service provider for the Company (an “Eligible Person”).

Number of Securities Issued or Issuable.  Under the original terms of the 1996 Plan, the number of Common Shares reserved for issuance was 750,000.  The 1996 Plan was subsequently amended to increase the number of Common Shares reserved for issuance to 2,000,000, and, upon approval of the 2000 Plan, the number of Common Shares reserved for issuance was decreased to 1,597,536. With the end of the term of the 1996 Plan, the maximum number of Common Shares that can be issued under the 1996 Plan as of August 11, 2006 is equal to the number of Common Shares covered by outstanding options, being 1,311,750.

Maximum Grant. The aggregate number of Common Shares reserved for issuance, at any time, to any one Eligible Person pursuant to the 1996 Plan or when combined with all other security based compensation arrangements, may not exceed 5% of the then issued and outstanding Common Shares (on a non-diluted basis).

Exercise Price.  The exercise price per Common Share is set by the Compensation Committee at the time of grant but may be no less than the “Market Price”, which, where the Common Shares are listed on the Toronto Stock Exchange, is the closing price of the Common Shares on the Toronto Stock Exchange on the day immediately prior to the date of grant.

Vesting.  The 1996 Plan does not specifically address vesting.  The 1996 Plan provides the Compensation Committee with the ability to incorporate into an option agreement any terms as the Compensation Committee in its discretion deems consistent with the 1996 Plan and the Compensation Committee has used this to provide for vesting.

Term of Options.  Excluding as set out under Causes of Cessation below, options granted under the 1996 Plan expire automatically on the earlier of (a) the date on which such option is exercised in respect of all of the Common Shares that may be purchased thereunder; and (b) the date fixed by the Compensation Committee as the expiry date of such option, which date shall not be more than ten years from the date of grant.

Causes of Cessation. Options expire automatically at the end of their term (see “Term of Options” above), except that:

(a) in the event the optionee ceases to be an Eligible Person for any reason, other than the death of the optionee or the termination of the optionee for cause, the options expire three months after the date of termination of the optionee’s directorship, active employment or active engagement, as applicable, specifically without regard to any period of reasonable notice or any salary continuance, unless the Compensation Committee otherwise determines, and which period will be specified in the option agreement;

(b) in the event of the termination of the optionee as a director, officer, employee or Consultant for cause, the options expire on the date of notice of such termination, specifically without regard to any period of reasonable notice or any salary continuance; and

(c) in the event of death of an optionee prior to the optionee ceasing to be an Eligible Person (which, in the case of an employee or service provider, is the date on which active employment or engagement, as applicable, terminated, specifically without regard to any period of reasonable notice or any salary continuance),  all or any of the Common Shares then covered by such Option may be purchased by the optionee’s legal representative, or by the person(s) to whom the rights of such optionee under the option agreement have passed by will or by operation of laws of devolution or distribution and descent, until the earlier of (i) six months after the date of death of such optionee or (ii) the expiry date of such option as set forth in the option agreement with the optionee with respect to such option.

Assignability.  Options granted under the 1996 Plan are non-transferable and non-assignable except by will or by operation of the laws of succession, and may be exercised only by an optionee during their lifetime (except as described in (c) under Causes of Cessation above.

Procedure for Amending.  Subject to certain limitations, the Compensation Committee has the right at any time to suspend, amend or terminate the 1996 Plan, provided that the Compensation Committee shall not have the right to affect in a manner that is adverse or prejudicial to, or that impairs, the benefits and rights of any optionee under any option previously granted under the 1996 Plan.

Financial Assistance.  The Company has not provided and does not intend to provide financial assistance to participants to facilitate the purchase of Common Shares upon the exercise of options granted under the 2000 Plan.

Other Material Information.

As of February 9, 2006, the term of the 1996 Plan ended and no further options can be granted pursuant to the 1996 Plan.  1996 Plan options outstanding at February 9, 2006 can be exercised until they expire in accordance with their original terms.

The Compensation Committee shall determine any adjustments necessary to an option exercise price or number of Common Shares to be purchased by an optionee upon exercise of an option with respect to the unexercised portion, if necessary, as a result of dividends being declared upon the Common Shares payable in Common Shares or for any distribution by way of a dividend, other than a dividend made in the ordinary course.  In addition to the adjustments already described, the Compensation Committee may adjust the option exercise price or number and kind of Common Shares or other securities of the Company or any other corporation into which the Common Shares shall be changed or exchanged if the Common Shares are affected from the result of any arrangement, amalgamation or other reorganization or from any share recapitalization, subdivision or consolidation.  Furthermore, the Compensation Committee may make any equitable adjustments deemed reasonable in the number or kind of Common Shares if there is any change in the number or kind of outstanding Common Shares or other securities to which such Common Shares have been changed or exchanged.

APPENDIX “D”

MIGENIX Inc. (the “Company”)

Board Mandate and Principles

 1. The Chair of the Board will be independent.

 2. The majority of the Board and all its committee members will be independent.

 3. All directors will act in the best interest of MIGENIX (MGI), follow the spirit and letter of the System of Ethics & Guidelines for Business Integrity and will put the interests of MGI ahead of any single stakeholder, shareholder or group.

 4. The Board will supervise management, not manage the business day-to-day.

 5. The Board will choose, assess and coach the CEO.

 6. The Board will be responsible for reviewing discussing and debating MGI’s strategic direction, choice of business opportunities and the management of the risk which those opportunities entail.

 7. The Board will ensure that there are objectives for management and with its committees will regularly review performance against these objectives.

 8. The Board will ensure there are contingency plans for the orderly succession of management and that these plans are kept up to date.

 9. The Board will ensure that MGI communicates openly and effectively with its shareholders, other stakeholders and the public.

 10. The Board will approve operating and capital budgets and ensure that MGI has effective control and information systems to enable it to monitor progress and discharge all of its responsibilities.

 11. The Board will appoint and oversee the committees it requires and ensure MGI reports on corporate governance in each annual report.

 12. The Board will assess each year the size, performance and effectiveness of the Board, its committees and its members and nominate new director candidates as required.